Exhibit 99.1

Borr Drilling Limited – Q4 2021 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s fourth quarter 2021 results to be held on the webcast/conference call at 15:00 CET (9:00 AM New York time) on February 16, 2022.

In order to listen to the presentation, you may do one of the following:

a)	Webcast

Please use the following link: www.incommuk.com/customers/online with access code: 824109

b)	Conference Call

Dial in details, Participants:

Conference ID: 824109

United Kingdom	020 3936 2999

United States	1 646 664 1960

All other locations	+44 20 3936 2999

Participants will be asked for their full name & Conference ID.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.